EXHIBIT 99.15

CONSENT OF SENET

The undersigned hereby consents to the use of “SENET” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
The technical report dated July 17, 2009 entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Project, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	The technical report dated August 17, 2007 entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo” (the “Namoya Report”); and

3.	The annual information form of the Company dated March 29, 2010, which includes reference to the undersigned in connection with information relating to the Twangiza Report and the Namoya Report.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010	SENET By: /s/ Neil Senior Name: Neil Senior Title: Director, SENET